UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 11, 2026

Dana Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-1063	26-1531856
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3939 Technology Drive, Maumee, Ohio 43537

(Address of principal executive offices) (Zip Code)

(419) 887-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	DAN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On June 11, 2026, Dana Incorporated, a Delaware corporation (“Dana”), issued a press release announcing the proposed combination (the “Proposed Combination”) of Dana and the Vehicle and eMobility business segments of Eaton Corporation plc, an Irish public limited company (“Eaton”). A copy of the press release is attached hereto as Exhibit 99.1. The press release also announced that Dana will be hosting a conference call and webcast at 8:30 a.m., Eastern Time, on June 11, 2026, to discuss the Proposed Combination. The presentation to be used during the conference call and webcast is attached hereto as Exhibit 99.2.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not subject to the liabilities of that section and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton, Dana and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the SEC, including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the Securities and Exchange Commission (the “SEC”) a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO, THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Dana Incorporated Press Release, dated June 11, 2026

99.2	Dana Incorporated Investor Presentation, dated June 11, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DANA INCORPORATED

By:	/s/ Douglas H. Liedberg
Name:	Douglas H. Liedberg
Title:	Senior Vice President, Chief Legal and Human Resources Officer and Corporate Secretary

Date: June 11, 2026

Exhibit 99.1

Dana Incorporated Announces Agreement to Combine with Eaton’s Mobility Business, Strengthens Dana’s Position as a Leading Global Powertrain Systems Provider

•

Creates a premier, global powertrain leader focused on commercial and light vehicles with approximately $11 billion in sales and approximately $1.7 billion adjusted EBITDA (approximately 15% adjusted EBITDA margin) on a fully synergized, pro forma 2026 estimated basis

•	Values Eaton Mobility at approximately $5.1 billion and the combined company at over $10 billion in enterprise value

•	Combined company expected to achieve $250 million of run-rate synergies within 24 months following closing

•

Financially compelling combination effected through a Reverse Morris Trust transaction resulting in Eaton shareholders owning at least 50.1% and Dana shareholders owning approximately 49.9% of the combined company at close

•	Accelerates and expands Dana 2030 strategy with 2030 targets increased to $14–$15 billion in sales, approximately 18% adjusted EBITDA margin, and an 8%–9% adjusted free cash flow margin

•	Enhances ability to deliver greater value to customers with a more comprehensive portfolio and deepened capabilities, and diversifies customer base and improves end-market mix

MAUMEE, Ohio, June 11, 2026 – Dana Incorporated (NYSE: DAN) today announced it has entered into a definitive agreement with Eaton Corporation plc (NYSE: ETN) to combine with Eaton’s Mobility business in a transaction valued at approximately $5.1 billion, representing approximately 8.3x estimated 2026 pro forma adjusted EBITDA before synergies, or approximately 5.9x including run-rate synergies. The transaction combines two highly complementary powertrain portfolios to create a comprehensive, differentiated leader in commercial and light vehicle markets.

The transaction is structured as a Reverse Morris Trust with Eaton shareholders owning at least 50.1% and Dana shareholders owning approximately 49.9% of the combined company at close. Under the terms of the agreement, Eaton will receive a cash distribution of approximately $1.1 billion (subject to adjustments for cash and indebtedness).

Dana’s Chairman, R. Bruce McDonald, will serve as Executive Chairman of the combined company with responsibility for integration and synergy realization, and Byron Foster will serve as Chief Executive Officer, with both assuming their roles on July 1, 2026. Timothy Kraus will continue as Chief Financial Officer, and Eaton’s Erin Rowse, Senior Vice President Human Resources, Industrial, will serve as Chief Human Resources Officer at closing. The broader leadership team will include executives from both organizations. The combined company’s Board of Directors will be comprised of all the members of Dana’s Board of Directors and three Eaton designees.

The combination will integrate Dana’s global powertrain, thermal, and sealing technologies with Eaton Mobility’s commercial vehicle transmissions, engine and emissions products, and advanced electrification capabilities, creating a more comprehensive supplier serving commercial and light vehicle markets, as well as the associated aftermarket channels.

“This transaction marks an important milestone in our transformation and positions Dana as a leading, scaled provider of powertrain solutions,” said Byron Foster, Dana’s incoming Chief Executive Officer. “By expanding our presence in core markets with new products and complementary technologies, we are enhancing our ability to deliver greater value to customers while strengthening margins through a more balanced portfolio and meaningful synergies. Importantly, we are bringing together highly skilled and dedicated teams whose expertise will drive our future success. This combination further accelerates the execution and expands the scope of our Dana 2030 strategy by increasing scale, deepening our aftermarket capabilities, and advancing both our traditional and electrification technologies.”

Paulo Ruiz, Eaton Chief Executive Officer, said, “We are pleased to have reached this agreement, which delivers significant value to Eaton and its shareholders, further aligns our existing portfolio with powerful megatrends and supports Eaton’s 2030 growth strategy to lead, invest, and execute for growth. Together, Eaton Mobility and Dana will create a leading and global engineering solutions partner, well positioned to serve commercial vehicle and light vehicle markets worldwide. We are incredibly proud of the reputation and credibility that our Eaton Mobility team has built, and we are confident that this highly complementary combination will drive meaningful value for customers, employees and shareholders alike.”

“This transaction meaningfully enhances our long-term financial outlook and enables us to significantly increase our Dana 2030 targets,” said Timothy Kraus, Dana’s Chief Financial Officer. “Our prior targets included approximately $10 billion in sales, 14% to 15% adjusted EBITDA margins, and a 6% adjusted free cash flow margin. With the addition of Eaton Mobility, we are now targeting $14 to $15 billion in sales, approximately 18% adjusted EBITDA margins, and an 8%-9% adjusted free cash flow margin by 2030. Importantly, after funding the approximately $1.1 billion cash distribution to Eaton, we expect to maintain a strong balance sheet with approximately 1.2x net leverage on a pro forma 2026 estimated basis, supporting continued investment and disciplined capital allocation.”

Following closing, Dana is expected to operate with expanded global scale, higher margins, broader customer coverage, and a more complete portfolio spanning mechanical systems and electrified power delivery solutions. The combined company strengthens OEM relationships across commercial and light vehicle markets, and related aftermarkets.

Transaction Details

The transaction, which has been unanimously approved by the Boards of both companies, is structured as a “Reverse Morris Trust” transaction, where Eaton will first separate its Mobility Group to Eaton shareholders through either an exchange offer (split-off) or a pro rata distribution (spin-off), at Eaton’s election. Immediately thereafter, Dana will merge with a subsidiary of the Mobility Group, with Dana surviving as a wholly owned subsidiary of the Mobility Group. Upon close of the transaction, existing Eaton shareholders will own at least 50.1% of the shares of the combined company.

The transaction values Eaton Mobility at $5.1 billion on a cash-free, debt-free basis, representing approximately 5.9x fully synergized estimated 2026 pro forma adjusted EBITDA. In connection with the transaction, Eaton is expected to receive a cash distribution of approximately $1.1 billion (subject to adjustments for cash and indebtedness), funded through new debt raised prior to closing.

The combination creates a company with approximately $11 billion in sales on a pro forma 2026 estimated basis. The significantly enhanced financial profile includes improved margins and free cash flow supported by cost synergies and a stronger mix of aftermarket and higher-margin product offerings.

The transaction is expected to deliver $250 million in annual run-rate synergies within 24 months following closing, driven by reduced structural costs, purchasing scale, manufacturing optimization, and engineering efficiencies.

Following completion of the transaction, the combined company is expected to maintain a strong balance sheet with net leverage of approximately 1.2x on a fully synergized pro forma 2026 estimated basis, and Dana is expected to maintain its current credit rating.

The combined company will continue to operate under the Dana Incorporated name and retain its listing on the New York Stock Exchange.

The transaction is expected to be tax-free to Dana and Eaton shareholders for U.S. federal income tax purposes and is expected to close in the first quarter of 2027, subject to approval by Dana shareholders, receipt of regulatory approvals, and other customary closing conditions.

Eaton today issued a separate press release regarding this transaction.

Advisors

Goldman Sachs & Co. LLC is serving as exclusive financial advisor, Kirkland & Ellis LLP is serving as legal counsel to Dana, and Ernst and Young LLP is serving as transaction advisor. Goldman Sachs Bank USA is serving as sole underwriter of the committed financing for the transaction.

Dana to Host Conference Call at 8:30 a.m. Thursday, June 11

Dana will discuss this transaction in a conference call at 8:30 a.m. EDT on Thursday, June 11. The conference call can be accessed by telephone from both domestic and international locations using the information provided below:

Conference ID: 9943139

Participant Toll-Free Dial-In Number: (888) 440-5873

Participant Toll Dial-In Number: 1 (646) 960-0319

Audio streaming and slides will be available online via a link provided on the Dana investor website: www.dana.com/investors. Phone registration will be available beginning at 8:00 a.m. EDT.

A webcast replay can be accessed via Dana’s investor website following the call.

About Dana Incorporated

Dana Incorporated (NYSE: DAN) is a global leader in the design and manufacture of highly efficient propulsion solutions for the light- and commercial-vehicle markets. Guided by its vision to be the world’s best powertrain company, Dana delivers advanced conventional and clean-energy technologies that help customers improve the performance, efficiency, and durability of their vehicles. The company supplies leading vehicle manufacturers and related aftermarkets with industry-defining drive systems, electrodynamic technologies, and thermal and sealing solutions.

Headquartered in Maumee, Ohio, USA, Dana reported sales of $7.5 billion in 2025. With a history dating to 1904, the company employs 27,000 people in 24 countries across six continents. Learn more at dana.com

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Eaton and Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Eaton, Dana or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

It should also be noted that projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Dana or SpinCo.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin and adjusted free cash flow margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC except for financial guidance and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation.

###

Contact: Craig Barber

+1-419-887-5166

craig.barber@dana.com

Exhibit 99.2 Dana to Combine with Eaton’s Mobility Group June 11, 2026 1 1

Disclaimers Cautionary Notes on Forward-Looking Statements This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication. regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. Participants in the Solicitation These forward-looking statements are based on Eaton and Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, Eaton or Dana using the sources indicated above. settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in No Offer or Solicitation general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the Securities by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the and Exchange Commission (the “SEC”), including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K Securities Act. and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive. Note Regarding Use of Non-GAAP Financial Measures Any forward-looking statements speak only as of the date of this communication. None of Eaton, Dana or SpinCo undertakes, and each party expressly In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, and adjusted EBITDA margin, and adjusted free required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. cash flow margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures It should also be noted that projected financial information for the combined company is based on management’s estimates, assumptions and projections and has reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required accordance with U.S. GAAP can be found in Dana’s filings with the SEC except for financial guidance and other forward-looking information since such a pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation. the historical financial statements of Dana or SpinCo. Important Information About the Transaction and Where to Find It In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are 2 validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction.

Today’s Presenters Bruce McDonald Byron Foster Timothy Kraus Chairman and Incoming Chief Financial Officer Chief Executive Officer Chief Executive Officer 3

Dana to Combine with Eaton’s Mobility Group Dana and Eaton Mobility to combine via a Reverse Morris Trust (RMT) transaction § Eaton Mobility valued at ~$5.1B enterprise value Mobility § Pro forma ownership ~50.1% Eaton shareholders and ~49.9% Dana shareholders ~$11B § Combined company implied enterprise value of over $10B 2026E Combined Sales § Transaction intended to be tax free for U.S. income tax for both Dana and Eaton shareholders ~$1.7B 2026E Pro Forma Transaction transforms Dana and accelerates and expands Dana 2030 strategy 1 Adj. EBITDA § Increases Dana’s scale across Commercial Vehicle and Aftermarket and furthers ~15% diversification 1 Margin § Enhances margins § Accelerates growth trajectory across traditional and applied-technologies products ~1.2x Net Leverage § Highly complementary product portfolios Pro Forma 2026E § $250M expected annual cost synergies 1 Fully synergized 4 4 See Disclaimers for comments regarding the presentation of non-GAAP measures Values are representative of 100% numbers for the JV. Transformative transaction delivering significant value to shareholders

Transaction Summary

Structure & Consideration	▪ Dana to combine with Eaton Mobility in a Reverse Morris Trust (RMT) transaction ▪ Values Eaton Mobility at ~$5.1B enterprise value - Represents a multiple of ~5.9x 2026E Mobility pro forma adj. EBITDA including expected synergies ▪ Dana shareholders and Eaton shareholders to own ~49.9% and ~50.1% of the combined entity, respectively ▪ Equity component valued at ~$4B based on Dana's 5-day VWAP[1] as of June 4, 2026 ▪ Cash distribution to Eaton at close of ~$1.1B, funded with new debt, subject to adjustments for cash and debt ▪ Estimated pro forma Dana net leverage at closing of ~1.2x[2]; expected to maintain Dana's current credit rating
Operations & Governance	▪ R. Bruce McDonald will serve as Executive Chairman, Byron Foster as Chief Executive Officer, (both effective July 1), Timothy Kraus remains Chief Financial Officer and Erin Rowse from Eaton will serve as Chief Human Resources Officer effective at closing ▪ Board of Directors to be composed of current Dana Board (8 members) and 3 Eaton nominees ▪ Formalized process to track synergies and savings opportunities
Timing & Closing Conditions	▪ Subject to Dana shareholder approval, regulatory approvals, and customary closing conditions ▪ Transaction expected to close in the first quarter of 2027
Synergy Opportunity	▪ Total expected run-rate cost synergies of $250M to be achieved within 24 months from closing

[1] Volume-weighted average price
[2] Fully synergized
See "Disclaimers" for comments regarding the presentation of non-GAAP measures

5

Eaton Mobility Overview

~$3.3B
2026E Sales

~65%
Commercial-Vehicle Market Applications

~35%
Light-Vehicle Market Applications

~25%
Aftermarket Sales

~19%
2026E Adjusted EBITDA Margin

CV Transmissions / Powertrain



Engine and Emissions Systems



Aftermarket



EV Products



Select Customers

PACCAR, Ford, IVECO, TATA, Volvo, Mahindra, Cummins, gm, STELLANTIS, RIVIAN, HYUNDAI, DAIMLER TRUCK, VW, Peterbilt, Mercedes-Benz, BYD, TRATON, Great Wall

Company Overview

- Provider of mission-critical and safety-critical engineered solutions responsible for creating, distributing, and optimizing power for commercial and light vehicles and the aftermarket
- Innovation partner for OEM customers' needs, offering deep domain knowledge, proprietary technology, and system-level integration

Regional Sales Distribution



Asia Pacific
15%
Europe
17%
2026E
50%
North America
18%
South America

6

See "Disclaimers" for comments regarding the presentation of non-GAAP measures

Strategically Located Manufacturing Locations North America Commercial Vehicle § Indianapolis, US § Kings Mountain, US § South Bend, US § Reynosa, MX § San Luis Potosí, MX North America Light Vehicle § Athens, US§ Aguascalientes, MX (2) § Carol Stream, US§ Reynosa, MX § Kearney, US § Querétaro, MX § Roxboro, US § Tijuana, MX § Tualatin, US South America § Caxias, Brazil § Mogi, Brazil § San José Dos Campos, Brazil § Valinhos, Brazil Europe § Bielsko-Biala, Poland § Bosconero, Italy § Montrottier, France § Tczew, Poland Asia Pacific § Jining, China § Wuxi, China § Ahmednagar, India 28 Manufacturing Sites § Ranjangaon, India § Pyeongtaek, Korea ~13,000 Total Employees 7 Does not include joint venture production locations

Transformative Combination of Two Mobility Leaders Mobility Deep commercial-vehicle driveline Complete Drivetrain Systems A leader in Americas commercial truck expertise and low-cost manufacturing Portfolio transmissions and clutches Industry-leading axles, driveshafts, and Comprehensive High-Value Transmissions and other mission-critical thermal-management products Powertrain power creation and distribution products Accelerated Aftermarket Global distribution network for Broad “all-makes” portfolio Expansion commercial-vehicle replacement parts Strong OEM relationships and program Margin Expansion and Diversification and domain expertise cadence, with strict cost discipline Resilient Cash Generation support durable demand and margins 8 Combination of highly complementary businesses creates a scaled powertrain platform fully aligned with Dana 2030

Diversified Across End Markets 2026E Combined Sales Mix by Market Mobility 16% 12% 24% 42% 20% ~$3.3B ~$11B ~$7.5B 58% 27% 68% 34 % Light Vehicle Commercial Vehicle Aftermarket 9 Balanced, scaled LV, CV, and aftermarket portfolio supporting sustained growth

~$1.7B Aftermarket Business with Significant Growth Potential

2026E Combined Aftermarket Sales



($ in billions)
~$0.9
~$0.8
~$1.7
DANA
+
EATON
Mobility
=
DANA

Combination Benefits

- Offers a **comprehensive** range of genuine and "all-makes" parts
- **Cross-sell opportunities** leveraging combined distribution footprint
- **Significant growth** runway to expand offering and reach
- **High-margin, non-cyclical** contributor to profitability
- **Shared best practices** enable customer satisfaction and cost optimization

Aftermarket becomes scaled, high-margin platform driving cross-selling and profitable growth

10

Combination Expands Dana 2030 Growth Strategy § Additional products will expand scale § Accelerates 2030 growth targets with previous sales target expected to be achieved in 2027… § Broadens scope of traditional products – CV transmissions – Cross-selling opportunity § Aftermarket – Broader breadth and depth of products across all markets § Enhances applied technologies strategy Revised 2030 Sales Target Prior 2030 Sales Target – Complementary EV products and capabilities 11 ~$14-$15 billion billion

Transaction Benefits: Compelling Value Creation

Expected Cost Synergies		
	Corporate	*Duplicative corporate and SG&A functions*
	CV + LV Integration	*Eliminate redundant overhead to improve efficiency*
	Purchasing	*Drive procurement savings via scale and make-buy optimization*
	Engineering	*Reduce engineering costs via consolidation and best-practice adoption*
	Manufacturing	*Operational improvements from automation and footprint rationalization*
	Aftermarket	*Unlock margin upside from network optimization and cost rationalization*


Projected Synergy Realization Timeline
$250M
Expected Annual Adj.
EBITDA Synergies
~$75M
~$200M
$250M
Year 1
Year 2
Year 3

See "Disclaimers" for comments regarding the presentation of non-GAAP measures

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Dana has demonstrated ability to successfully deliver meaningful cost reductions; $250M within 24 months post-close

Robust Financial Profile with Strong Profitability

($ in billions)	DANA	+ EATON Mobility	DANA
2026E Combined Sales	~$7.5[1]	~$3.3	~$11
2026E Pro Forma Adj. EBITDA	~$0.8[1]	~$0.6	~$1.7[2]
2026E Pro Forma Adj. EBITDA Margin	~11%[1]	~19%	~15%[2]
2026E Combined Aftermarket Sales	~ $0.9	~ $0.8	~$1.7

- Increases Dana scale by nearly 50%
- Significant synergy potential
- Expected to improve Dana margins immediately after closing and beyond
- Leading Aftermarket platform with expansion opportunities

[1] Midpoint of guidance ranges as provided in Q1 2026 earnings presentation
[2] Fully synergized
See "Disclaimers" for comments regarding the presentation of non-GAAP measures

Combination materially enhances Dana's scale, growth, margins, and diversification

13

Maintaining Strong Balance Sheet Ample Liquidity Streamlined Debt Capital ($ in millions) § Committed financing in place Current § Expect to refinance existing debt and issue $481 new debt $227 $213 $198 § Targeting debt maturities after 2032 2026 2027 2028 2029 2030 2031 2032 1 § Expecting approximately 1.2x net leverage at USD Debt EUR Debt closing § Committed to completing existing $2 billion shareholder return authorization through 2030 1 ~1.2x 2026E – Temporarily suspending buy-back program Pro Forma Net Leverage to preserve tax-free nature of transaction Pro Forma – Excess cash expected to be used for de- New Debt Issued: leveraging in interim Revolver, TLA, TLB, Bonds § Credit ratings expected to remain unchanged 2026 2027 2032 2037 1 Fully synergized 14 Transaction strengthens Dana's credit profile Source: Dana

Dana 2030 Driving Multiple Expansion

- Acquisition **accelerates and expands** Dana 2030 targets
- **Above-market growth** supported by new business wins
- Fundamental improvements in operations for **top-quartile margins**
- **Accelerated free cash flow** generation
- Continued focus on increasing **shareholder value**

Revised 2030 Financial Targets

Sales	Adj. EBITDA Margin	Adj. FCF Margin
~$14-$15 billion	~18%	8%-9%
↑ ~93%	↑ ~750 bps	↑ ~450 bps
vs. midpoint of 2026 Guide	vs. midpoint of 2026 Guide	vs. midpoint of 2026 Guide

See "Disclaimers" for comments regarding the presentation of non-GAAP measures


Dana
2030
Traditional Product Growth
Aftermarket Growth
Applied Technologies Growth
Manufacturing Excellence
Structural Cost Reduction

Dana to Combine with Eaton’s Mobility Group § Creates comprehensive, high-value powertrain portfolio § Accelerates aftermarket expansion § Increases commercial-vehicle scale and Mobility market coverage § Reduces customer concentration Combination Positions § Combines two exceptional teams Dana as a Leading Global Powertrain Systems § Expands margins and free cash flow Provider § Maintains strong balance sheet § Increases shareholder value 16

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